Exhibit 99.2

BAYTEX ENERGY CORP.
Annual Meeting of Shareholders
held on May 12, 2015
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

This report sets forth a brief description of each matter which was voted upon at the Annual Meeting of holders of common shares of Baytex Energy Corp. ("Baytex") held on May 12, 2015 (the "Meeting") and the outcome of the vote. A detailed description of the business of the Meeting is contained in the Information Circular – Proxy Statement of Baytex dated April 6, 2015 (the "Information Circular").
An aggregate of 92,131,943 common shares of Baytex (being 54.52% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.
The vote on each matter was conducted by way of show of hands, except for matters #2 and #4 on which the votes were conducted by ballot. The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1.	Ordinary resolution to approve fixing the number of directors of Baytex to be elected at the Meeting at nine.

Votes For		Votes Against
#	%	#	%
91,560,642	99.56	408,515	0.44

2.
Ordinary resolution to approve the selection of the following nine nominees to serve as directors of Baytex for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
James L. Bowzer	72,870,052	89.49	8,556,365	10.51
John A. Brussa	57,365,792	70.45	24,060,625	29.55
Raymond T. Chan	70,050,680	86.03	11,375,737	13.97
Edward Chwyl	72,891,653	89.52	8,534,764	10.48
Naveen Dargan	73,111,689	89.79	8,314,728	10.21
R.E.T. (Rusty) Goepel	72,931,120	89.57	8,495,297	10.43
Gregory K. Melchin	73,148,482	89.83	8,277,935	10.17
Mary Ellen Peters	73,042,430	89.70	8,383,987	10.30
Dale O. Shwed	71,437,568	87.73	9,988,849	12.27

3.	Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Accountants, as auditors of Baytex for the ensuing year and to authorize the directors of Baytex to fix their remuneration.

Votes For		Votes Withheld
#	%	#	%
91,745,070	99.60	367,228	0.40

4.	Advisory resolution to accept the approach to executive compensation as disclosed in the Information Circular.

Votes For		Votes Against
#	%	#	%
66,693,404	81.91	14,733,211	18.09